UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS, INC.

(Translation of registrant’s name into English)

Room 1904, 19/F. Jubilee Centre

18 Fenwick Street

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of a Material Definitive Agreement

As previously disclosed on a current report on Form 6-K furnished to the SEC on May 30, 2018, AGM Technology Limited (“AGM Technology”), a subsidiary of AGM Group Holdings Inc. incorporated under the laws of Hong Kong, entered into an Equity Acquisition Agreement dated May 24, 2018 (the “Equity Acquisition Agreement”) with the shareholders of SIFT Capital Partners Limited (“SIFT Shareholders”), pursuant to which AGM Technology agreed to pay the SIFT Shareholders a total of HK$6,000,000 (approximately US$771,208 based on exchange rate of 7.78 as of the date of this report) (the “Purchase Price”) in exchange for 75% of the equity interest of SIFT Capital Partners Limited. AGM Technology also agreed to pay 20% of the Purchase Price within five business days upon the signing of the Equity Acquisition Agreement, 30% of the Purchase Price upon the completion of legal and financial due diligence, and the remaining 50% upon Securities and Futures Commission of Hong Kong approved the transaction and the Amendment to the Articles of Association of SIFT was recorded. Subsequent to signing the Equity Acquisition Agreement, AGM Technology has paid a total of HK$3,000,000 (approximately US$385,604) to SIFT Capital Partners Limited.

On December 30, 2019, AGM Technology and SIFT Shareholders entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Equity Acquisition Agreement based on failure to meet certain conditions in the Equity Acquisition Agreement.

On December 30, 2019, AGM Technology and SIFT Shareholders entered into a Supplement Agreement for Termination Agreement (the “Supplement Agreement”), pursuant to which SIFT Shareholders agreed to return HK$1,200,000 (approximately US$154,242) to AGM Technology, of which HK$1,000,000 shall be returned by January 31, 2020 and the remaining HK$200,000 shall be returned by March 31, 2020.

The foregoing description of the Termination Agreement and the Supplement Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Termination Agreement and the Supplement Agreement, which are filed as Exhibit 10.1 and 10.2.

Exhibits.

Exhibit No.	Description
10.1	English Translation of Termination Agreement for Equity Acquisition by and between AGM Technology Limited and SIFT Capital Partners Limited dated December 30, 2019
10.2	English Translation of Supplement Agreement for Termination Agreement of Equity Acquisition by and between AGM Technology Limited and SIFT Capital Partners Limited dated December 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGM GROUP HOLDINGS, INC.
Date: January 3, 2020

	By:	/s/ Wenjie Tang
Wenjie Tang
Chief Executive Officer

3